     Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation
Registration Statement #333-155521

A special message on the upcoming special meeting of shareholders and the importance of your vote

CenturyTel will host a special meeting of shareholders on Tuesday, January 27, 2009, at 10 a.m. in the Corporate Auditorium.

By now, you should have received your proxy statement-prospectus and proxy (voting) card(s) – either in print form or via the Internet – related to the proposed merger of CenturyTel and EMBARQ.

If you haven’t yet cast your vote, it is important that you do so as soon as possible.

For your convenience, we’ve attached a pdf of the proxy statement-prospectus. And, if for some reason you’ve misplaced your proxy card, Mark Asbury with ComputerShare is standing by, ready to assist you in casting your vote. Simply e-mail Mark at Mark.Asbury@computershare.com and provide him with your name, employee number and correct mailing address. Please title the e-mail “need assistance to vote proxy.” Or you may call Mark at 972.943.8780. Either way, he’ll get you what you need to cast your vote.

Your vote is very important, regardless of the number of shares you own, so please vote your shares as soon as possible.